Exhibit 12

IRON MOUNTAIN INCORPORATED

STATEMENT OF THE CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2006		2007		2008		2009		2010
Earnings:
Income before Provision for Income Taxes	$224,218		$223,024		$224,867		$332,833		$100,795
Add: Fixed Charges	264,211		308,871		330,088		311,474		304,522
	$488,429		$531,895		$554,955		$644,307		$405,317

Fixed Charges:
Interest Expense, Net	$194,958		$228,593		$236,635		$227,790		$220,986
Interest Portion of Rent Expense	69,253		80,278		93,453		83,684		83,536
	$264,211		$308,871		$330,088		$311,474		$304,522
Ratio of Earnings to Fixed Charges	1.8	x	1.7	x	1.7	x	2.1	x	1.3	x